

Mail Stop 4-8

October 25, 2004

By mail and fax to: 973-669-2919

Ms. Claire M. Chadwick
Chief Financial Officer
PennFed Financial Services, Inc.
622 Eagle Rock Ave.
West Orange, NJ 07052-2989

Re: PennFed Financial Services, Inc.
    Form 8-K filed August 25, 2004
    File No. 0-24040

Dear Ms. Chadwick,

The Staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comments in that regard.

- Please revise to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.

Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time. Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-942-2952.

Sincerely,

Amit Pande
Staff Accountant

CF1-00009871